July 15, 2020


Brian D. Free, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


                  Re:       FT 8817
                            File Nos. 333-239254 and 811-05903

Dear Mr. Free:

        On June 18, 2020, you filed a registration statement on Form S-6 for FT 8817 (America
Works Portfolio Series) (the    Trust   ), a unit investment trust. Based upon
Securities Act Release
No. 6510 and the representations contained in your letter dated June 18, we conducted a selective review of the registration statement. Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

    Portfolio     Portfolio Selection Process (Page 9)

    1. The first paragraph states:    The Trust is a unit investment trust that
invests in a diversified
       portfolio of American companies that, in the Sponsor's opinion, are good, solid companies with long-term fundamentals in place, creating the potential for
opportunity.    Please
       disclose, in Plain English, the criteria the Sponsor uses to determine a "good, solid"
       company and the factors that determine whether "long-term fundamentals" are in place to create the "potential for opportunity."

    2. The disclosure further states:    The Sponsor believes these companies
have the potential to
       provide a greater degree of stability and consistent performance over time and could potentially benefit from the recovery once the COVID-19 pandemic is
behind us.    Please
       disclose how the Sponsor measures the    potential    and the factors
the Sponsor considers to
       determine which companies could    potentially benefit    from the
recovery. In addition,
       please include a related risk factor with respect to the Sponsor   s
stock selection (i.e., the



 Brian  D.  Free,  Esquire
July  15,  2020

       opinion of the Sponsor could be wrong and the companies selected may not in fact benefit from the recovery).

    3. The disclosure in the second paragraph states:    The Sponsor ran the
common stocks
       included in the Trust   s portfolio through a series of quality,
liquidity, and suitability screens
       in order to determine the Trust   s final portfolio.    Please disclose
more information related
       to the parameters of the screens run by the Sponsor. Please also clarify in the earlier
       disclosure that the Trust is investing in    common stock    of American
companies.

    4. According to the disclosure, the Trust is concentrated in stocks of the industry or group of industries comprising the consumer discretionary sector. Please consider including a cross-
       reference to the Consumer Discretionary risk factor, which includes additional information describing the consumer discretionary sector.

    Portfolio     Portfolio Contents (Page 10)

    5. To be consistent with the changes made in prior First Trust filings, please consider changing the title of this section from "Portfolio Contents" to "Additional Portfolio Contents" and
       revising the beginning of the first sentence to read as follows:

       "In addition to the investments described above, the Trust has exposure to the following investments: ... "

Public Offering     Maximum Sales Charge (Page 13)

    6. Please revise this section consistent with changes made in prior First Trust filings by replacing the paragraph under the section of the prospectus entitled "Maximum Sales
       Charge" with the following:

       "The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee."

GENERAL COMMENTS

    7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
       effective amendments.

    8. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933.
       Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.



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 Brian  D.  Free,  Esquire
July  15,  2020

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all
facts relating to the Trust   s disclosure, the Trust and its sponsor are
responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6765 or cowanm@sec.gov.

                                                       Sincerely,

                                                        /s/ Mark Cowan

                                                       Mark Cowan
                                                       Senior Counsel



Cc:     Andrea Ottomanelli Magovern
        Sally Samuel




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